UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 13, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 14, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 888 633∙9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD COMMENCES TRIAL MINING
ON GWENIVERE AND CLEMENTINE HIGH GRADE VEINS
AT HOLLISTER PROJECT IN NEVADA

August 13, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) (hereafter "Great Basin" or the "Company") announces the results for the quarter ending June 30, 2008.

One of the highlights of the period was the commencement of trial stoping on the Gweniviere and Clementine veins at the Hollister Development Project. A total of 16,128 tons has been mined, year-to-date, and 8,643 dry tons at a head grade of 0.975 oz/t (33.4 g/t) of gold and 9.6 oz/t (329.1 g/t) of silver have been milled from which a net of 8,714 gold equivalent ounces [1] were recovered. A total of US$7.8 million was recognized as revenue from trial mining activities at the Hollister Development Project.

The stockpile at Hollister has been increased to 7,485 tons at an estimated head grade of 1.0 oz/t (34.3 g/t) of gold and 10 oz/t (340.3 g/t) of silver at August 8, 2008.

Underground cash costs associated with the tons milled totals US$443/oz, which was in line with expectations. Higher than expected toll metallurgical processing costs of US$192/oz was incurred on the milled tons and, as a result, the Company is currently reviewing alternative options for future treatment of its ore.

To allow for flexibility underground, waste development is ahead of schedule with 5,714 feet being completed compared to the planned 3,150 feet. This has resulted in an acceleration of pre-development expenses, which are currently being expensed as the full commercial Plan of Operations has not yet been approved.

During the quarter, the Company also announced a 60% increase in measured and indicated mineral resources at Hollister to 1.6 million ounces following positive results from underground and in-fill drilling (see News Release dated June 18, 2008).

Following positive surface exploration results indicating the discovery of a new vein system in the Hatter Graben area, it is anticipated that the US$14.4 million exploration programs at Hollister will be extended into 2009. Eight surface holes have been drilled in the Hatter Graben area; final assays have been received for three holes and results for five holes are pending.

At the Burnstone Development Project in South Africa, good progress was made with the construction of surface and underground infrastructure. At August 7 2008, 1,786 meters of decline development had been completed, with 414 meters remaining to the cross-cut to the gold-bearing reef. Exploration drilling on the initial mining block has indicated that the mineralized zone is 31 meters lower than anticipated, calling for approximately 180 meters of additional decline development. This could result in a potential three-month delay with access to the mining blocks now planned for the December 2008 quarter. This additional development is included in the 414 meters to the cross-cut. The additional development has some benefit in that a second mining block becomes accessible earlier, and it is expected that the 26,000-tonne bulk sample as well as the planned production build-up to 45,000 oz in 2009 will be achieved.

The sinking of the vertical shaft at Burnstone commenced during April and, to August 8, 2008, had reached a depth of 80 meters below surface. The final depth of the shaft is planned at 501 meters.
The Company commenced a second phase program of approximately 28,000 meters of Air Core, RC and Diamond drilling at its exploration properties in Tanzania. Encouraging results have been achieved. It is expected that the results will be available in the December 2008 quarter, once assays are received. Exploration programs are also underway on properties in Mozambique (Tsetsera), Alaska (Ganes Creek) and Russia (Iturup, Kurils Islands).

Ferdi Dippenaar, CEO and President commented "We are pleased with the progress made with the trial mining at our Hollister Project. The Plan of Operations was submitted in April 2008, and the process is underway with comments having being received from the Bureau of Land Management. The situation at Burnstone Project in South Africa is similar. The application for a mining license was submitted in September 2007, and we expect to have the process completed by October of this year. Great Basin Gold is fully funded to complete its two development projects and exploration commitments with the signing of term sheets for $124 million in project finance using the Burnstone Project as collateral. This bodes well in what seems to be an extremely difficult market for gold producers who are in need of financing."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin and a qualified person, has reviewed the technical information in this news release on behalf of the Company.

Great Basin will host a telephone conference call webcast at 10:00 am US EDT/ 4:00 PM SAST on August 13 2008 to discuss the results. The conference call can be accessed using dial- in number: 866.510.0710 (US), +1 617-597-5378 (international) Passcode: 79618799.

A replay will be available starting Wednesday, August 13, 2008 at 1 PM and ending at 11:59 PM ET on August 20, 2008. Dial-in Number: 888-286-8010 (US), +1 617-801-6888 (international). Passcode: 45474397.

A live webcast of the conference call will be available at www.grtbasin.com. A webcast replay will be available through the end of the day on August 20, 2008.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to investors regarding Estimates of Measured and Indicated Resources

This press release uses the term "measured and indicated resources". The Company advises investors that while that term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize the term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into a reserve.

[1] Gold equivalent was calculated by using the following metal prices: US$650/oz for Au and US$15/oz for Ag.